Filed by Fidelity Bankshares, Inc.
                                                  pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                      Subject Company: Fidelity Bankshares, Inc.
                                               Commission File Number: 000-29040
---------------
SPEICAL EDITION
---------------

TRANSITION NEWS
---------------

News about the Fidelity Federal/National City Merger
November 2, 2006


Medical / Dental Information and Pricing Overview
-------------------------------------------------

National City is committed to providing you with valuable health care benefits and the resources to help manage your health care costs. In turn, you have the responsibility for choosing and using your health care benefits wisely and doing what you can to maintain your personal health.

In this issue of Transition News, we take a closer look at the medical and dental options that will be available to you on or around March 1, 2007, including some sample prices.

As you think through your medical and dental options, remember that there are four coverage levels available: Employee Only, Employee + Spouse, Employee + Child(ren) and Employee + Spouse + Child(ren).

Medical Plan Options
You will be eligible to choose from three medical plan options: the Build Your Own PPO Plan, the Consumer PPO Plan and the High Deductible Health Plan.

o    Build Your Own PPO Plan
     You can take advantage of the Build Your Own PPO Plan option, which lets you play an active role in managing your medical costs and allows you to shape your medical benefits to meet your family's distinct needs. Ultimately, it gives you control over the coverage you receive.

     You "build your own" plan by selecting your network, deductible, coinsurance and whether you want to pay a copay when visiting the doctor. Your payroll deductions for medical coverage and your out-of-pocket costs when you seek care will vary depending on the choices you make.

     When you build your plan, you'll answer a series of four questions:

     1. Which provider network would you like to use? You'll have the choice of two networks:
           o     the primary network (Blue Cross Blue Shield)
           o     the alternate network (Aetna)

         The primary network is offered because of the discounts it provides for covered services as well as its broad access to doctors and hospitals. Choosing the primary network will mean lower payroll deductions from your pay for medical coverage.

     2.  Which deductible best meets your needs?
         Your annual deductible is the amount you pay out of your pocket each year before your plan begins paying benefits. Once you reach your annual deductible, the plan will begin paying the coinsurance amount you select.

         After your expenses (deductible and coinsurance) reach the out-of-pocket maximum, the plan will pay 100% of your eligible medical expenses.


                                                Fidelity Transition News, Page 1

         You can choose from the following in-network deductibles:
           o $250 for individual coverage/$500 for family coverage (out-of-pocket maximum of $1,500/$3,000).
           o $500 for individual coverage/$1,000 for family coverage (out-of-pocket maximum of $2,000/$4,000).

     3.  Which coinsurance best meets your needs?
         Coinsurance is the amount the plan pays for your eligible expenses after you meet your deductible. For example, if you choose 90% coinsurance, once you meet your deductible, the plan pays 90% of eligible expenses and you pay the remaining 10%. After your expenses, such as deductibles and coinsurance amounts (copays are excluded) reach the out-of-pocket maximum, the plan will pay 100% of your eligible medical expenses.

         You can choose the following in-network coinsurance amounts:
           o 90% coinsurance - you pay 10% of the cost of services received after you meet your deductible; or
           o 80% coinsurance - you pay 20% of the cost of services received after you meet your deductible.

     4.  How do you prefer to pay for your office visits?
         A copay is a flat dollar amount that you pay as your share of the office visit cost each time you see a network doctor or specialist. You'll pay more for specialist office visits.

         You can choose a $15 doctor office visit copay ($25 for a specialist), or you can decide to not select a copay. If you choose the copay option, your copay will cover the cost of the office visit itself. Other charges associated with the office visit, such as lab work and x-rays, are subject to your deductible and coinsurance. If you decide not to select the copay option, the entire cost of the office visit, including the charge for the office visit itself and any charges associated with the visit, such as lab work and x-rays, will apply to your deductible and coinsurance, until you reach your out-of-pocket maximum.

     The Build Your Own Plan includes prescription drug coverage through the Caremark Prescription Service Division. You'll use the retail pharmacy to fill short-term medications and a mail-order program for long-term medications. The prescription drug coverage through Caremark has separate coinsurance levels and out-of-pocket maximums that do not affect the plan deductible or plan out-of-pocket maximum.

o    Consumer PPO Plan
     The Consumer PPO Plan option gives you open access to the Aetna network of doctors, hospitals and treatment facilities. You have the flexibility to go in or out of the network each time you seek care, but the plan pays a higher level of benefits when you visit a network provider. You aren't required to choose a primary care physician (PCP) or seek referrals to see a specialist.

     The Consumer PPO Plan has a unique feature--a Health Fund--that lets you begin each year with a pool of dollars provided by National City. National City credits the Health Fund with $750 for Employee Only coverage and $1,500 for any level of family coverage. This gives you greater control over your health care expenses and the opportunity to reduce your out-of-pocket health care costs.

         o Your initial expenses are deducted from the Health Fund, so you won't pay any costs for eligible expenses (beyond your payroll deductions) until you've used all of the money in the fund. If you don't use it all, you can roll over your Health Fund balance to the following year, (provided you enroll in the Consumer PPO Plan again).
         o After you've exhausted your Health Fund, you'll pay for expenses out of your own pocket until you meet the deductible ($750 for Employee Only coverage and $1,500 for any level of family coverage). After that, the plan pays a percentage of your health care costs depending on the provider you choose--80% if you use a network provider, 60% of usual, customary and reasonable (UCR) charges if you use a non-network provider.

                                                Fidelity Transition News, Page 2

         o For any level of family coverage, there are no individual deductibles and out-of-pocket maximums. The full family amounts must be met, even if they're met entirely by the claims of only one person.
         o The Consumer PPO includes prescription drug coverage through the Caremark Prescription Service Division. You'll use the retail pharmacy to fill short-term medications and a mail-order program for long-term medications. The prescription drug coverage through Caremark has separate coinsurance levels and out-of-pocket maximums that do not affect the Health Fund, plan deductible or plan out-of-pocket maximum.

o    High Deductible Health Plan
     The High Deductible Health Plan option provides basic, PPO medical coverage through the Blue Cross Blue Shield network. As the name implies, this option has a high deductible--$2,500 for an individual and $5,000 for a family. The deductible can be offset with participation in a Health Savings Account (HSA).

     The HSA is funded through tax-deductible contributions that you make. The money in your account earns interest and allows you to pay for health care expenses today and to save for health care expenses in the future. You'll need to set up your account separately through National City or another financial institution.

     Once you reach the deductible, the plan pays 80% for in-network coverage and 60% for out-of-network coverage.

     You are protected by an in-network, out-of-pocket maximum of $5,000 for individual coverage and $10,000 for any level of family coverage. Once you reach the out-of-pocket maximum, the plan pays 100% of eligible expenses.

     For any level of family coverage, there are no individual deductibles and out-of-pocket maximums. The full family amounts must be met, even if they're met entirely by the claims of only one person.

     Prescription drugs are covered like any other medical expense, subject to the deductible and coinsurance. You pay the full cost for your prescriptions until you reach your deductible. Then you pay 20% coinsurance.

     The High Deductible Health Plan that's HSA "ready" may be right for you if:

         o You can afford a high deductible and out-of-pocket maximum if something major or unexpected happens to you.
         o You want greater control over how you spend your health care dollars for medical expenses and prescription drugs.
         o You're looking for a way to build and invest your health care retirement savings while lowering your taxes today.

o    Employed Spouse Surcharge
     If your spouse is eligible for group medical coverage through his or her employment, and you choose to cover your spouse under a National City medical plan, you'll pay an employed spouse surcharge in addition to your medical cost.

     The employed spouse surcharge is a separate $37.50 before-tax payroll deduction per pay period, or $75 per month.

Dental Plan Options
National City offers two dental plan options, making both basic and comprehensive coverage available to you.

o    Basic Dental Plan
     The Basic Dental Plan provides coverage for preventive and routine dental care at a low cost. The plan covers preventive care at 100% with no deductible. So, you can receive two cleanings and exams per year without paying a deductible or coinsurance. The plan pays 50% of the cost of most services, including fillings and extractions, after you meet a $75 individual or $150 family deductible. Orthodontia is not covered under the plan. The maximum benefit the plan will pay in a year is $1,000 per individual.


                                                Fidelity Transition News, Page 3

     MetLife is the dental plan administrator and network manager for the Basic Dental Plan, but you may visit any dentist you wish. However, if your dentist participates in the MetLife network, you'll take advantage of the negotiated discounts on covered services.

     If you're looking for a low-cost dental plan that covers primarily preventive care and also provides some added protection for your other dental needs, you may want to take a closer look at the Basic Dental Plan.

o    Comprehensive Dental Plan
     The Comprehensive Dental Plan offers coverage through a PPO. The provider network is available through MetLife.

     The plan covers preventive care at 100% and pays a portion of minor and major restorative care and orthodontia services. You have the choice of using a dentist who participates in the network or choosing a dentist who is not in the network. However, when you use a network dentist, you will greatly reduce your out-of-pocket expenses.

     There is no deductible when you use in-network dentists, and the plan covers 80% of minor restoration (fillings, routine extractions, etc.) and 50% of major restoration (bridges, dental implants, etc.). The maximum benefit the plan will pay in a year is $1,500 per individual.

     If you want a dental plan that provides a higher level of coverage or if you have children who will need orthodontia care, you may want to consider the Comprehensive Dental Plan.


More to Come
Your personalized enrollment kit will be coming your way in early 2007, along with detailed enrollment instructions. In the meantime, here are some sample medical and dental plan prices for 2007.

Sample 2007 Medical and Dental Plan Prices

                          Plan Name                                 Full-time          Part-time
                                                                     Per Pay            Per Pay
BCBS Primary/$500 deduct. /80% co-insurance./Off. Copay
Employee Only                                                      $  23.00            $  56.85
Employee + Spouse                                                     80.00              143.10
Employee + Child(ren)                                                 64.25              115.50
Employee + Spouse + Children                                         104.10              194.85

BCBS Primary/$500 deduct./80% co-insurance/No Copay
Employee Only                                                      $  20.20            $  54.05
Employee + Spouse                                                     74.15              137.25
Employee + Child(ren)                                                 59.50              110.75
Employee + Spouse + Children                                          95.90              186.65

BCBS Primary/$250 deduct./90% coinsurance/Off. Copay
Employee Only                                                      $  42.75            $  76.60
Employee + Spouse                                                    121.40              184.50
Employee + Child(ren)                                                 97.75              149.00
Employee + Spouse + Children                                         162.30              253.05

                                                Fidelity Transition News, Page 4

Aetna Consumer PPO
Employee Only                                                      $  24.65            $  58.50
Employee + Spouse                                                     83.45              146.55
Employee + Child(ren)                                                 67.00              118.25
Employee + Spouse + Children                                         108.95              199.70

High Deductible Health Plan
Employee Only                                                      $   5.00            $  33.40
Employee + Spouse                                                     10.50               70.20
Employee + Child(ren)                                                  8.50               56.80
Employee + Spouse + Children                                          14.50               98.40

MetLife Comprehensive Dental Plan
Employee Only                                                      $   7.50            $   9.50
Employee + Spouse                                                     17.50               20.90
Employee + Child(ren)                                                 17.50               20.90
Employee + Spouse + Children                                          27.00               31.90

MetLife Basic Dental Plan
Employee Only                                                      $   3.50            $   5.50
Employee + Spouse                                                      9.50               12.90
Employee + Child(ren)                                                  9.50               12.90
Employee + Spouse + Children                                          15.00               19.90



What's on Your Mind?
--------------------

Human Resources Questions
What is considered part-time hours?
Regular part-time employees are paid by the hour. Pay is determined by the number of hours worked in a week. The employee is normally scheduled to work less than a 40-hour workweek. Part-time employees are paid only for actual hours worked.

Do you pay for over-time hours?
Yes, National City pay complies with all the provisions of the Fair Labor Standards Act of 1938, as well as applicable state and local statutes.

Do you have child care reimbursement? If so, are part-time employees eligible for childcare reimbursement? And if so do you deal with a specific daycare company?
National City offers a Dependent Care Reimbursement Account (DCRA) Plan which allows employees to deposit pre-tax dollars, through payroll deduction, for reimbursement of eligible childcare expenses. The maximum amount that can be elected in a year is $5,000. This plan is not tied to a specific childcare provider, so employees can use the provider of their choice. Harbor and Fidelity employees can enroll in the DCRA Plan during their benefit enrollment periods.

How often do we get raises?
At National City, employees receive an annual performance review, and compensation is reviewed at that time as well.

Will tellers be getting pay raises?
At National City, employees receive an annual performance review, and compensation is reviewed at that time as well. Tellers would be included in the annual performance process.

Are we still going to have a reimbursement program for college classes? Yes. You can refer to the September 15 issue of Transition News for details about the Educational Assistance Program at National City.


                                                Fidelity Transition News, Page 5

Do we get end-of-the-year bonuses?
No. National City conducts annual performance reviews, and pay increases are tied to that review. In addition, many National City employees are eligible for bonus and/or incentive compensation based on meeting and/or exceeding specific operating, financial and service quality goals. Depending on the incentive plan and the reporting requirements, bonus and incentive compensation is typically paid monthly, quarterly or annually.

What will hours of operations be? Will they be the same as they are now? Business hours will be determined by the needs of the business unit. If you have questions about the operating hours of your department or branch office, you should check with your manager.

Miscellaneous Questions
Fidelity Federal has a shopping program entrusted to "Phantom Shoppers Inc" who follow guidelines and scenarios laid down by the bank to rate the quality of services performed by associates at the branches. Does National City have a similar customer service audit program for their branches?
Yes, National City does have a similar program that is designed to assess the service level customers receive when they visit the branches. The program is just slightly different in that it doesn't employ a "phantom" shopper but rather directly surveys customers who have just recently visited a branch for their feedback on how they were treated. Branch goals and objectives will include a service component that is based on the results of these customer surveys. You'll learn more about this program in the coming months.

Does National City have a dial system that allows customers access to their accounts via the telephone? If yes, is there a charge for using this service? Yes, National City has a customer call center that allows customers to access their account information via an automated phone system. There is no charge to the customer for the usage of this service. The customer call center also has live representatives who can speak with customers needing personal service.

If a customer qualifies for a checking account will they automatically be eligible for a debit card?
If a customer qualifies for a checking account, they will automatically be eligible for an ATM card, but they must qualify for a debit card to be provided with one.

Does National City charge customers for point-of-sale transactions?
No, National City does not charge for debit card usage at point of sale.

Are we going to be required to wear uniforms?
No, National City branch employees do not wear uniforms.

Are we keeping the coin machines?
Yes, the coin machines will be retained.

Does National City have an Escrow department? If so, what is the status on Fidelity Federal's Escrow dept.?
We are finalizing the details of how our organization will be structured after the merger. As we communicated in the August 17 issue of Transition News, we will communicate to employees whose positions will be eliminated by mid-November. The status of your department will be shared at that time.

Severance / Displacement Questions
If I am displaced, will I be interviewed by National City for other positions? Yes, employees who are displaced will have the opportunity to post for open positions and be interviewed. You may also fill out the "Getting to Know You" form to share your background and skills with talent representatives from National City. For more information about the "Getting to Know You" form, see the October 26 issue of Transition News.

Rumors are some employees already have interview dates. When will we know something?
We are finalizing the details of how our organization will be structured after the merger. As we communicated in the August 17 issue of Transition News, we will communicate to employees whose positions will be eliminated by mid-November. Watch for more information about the job opportunity program in an upcoming issue of Transition News.


                                                Fidelity Transition News, Page 6

Definitively, when will my department be informed of a termination date?
We are finalizing the details of how our organization will be structured after the merger. As we communicated in the August 17 issue of Transition News, we will communicate to employees whose positions will be eliminated by mid-November. The status of your department will be shared at that time.

There is talk about a possible offer of another job within a 35 mile distance. But 35 miles from where? My residence or present job?
The 35-mile distance is related to eligibility for severance if an employee is displaced as a result of the merger with National City. As described in the August 17 issue of Transition News, if a comparable position is offered to a displaced employee, for which the employee is qualified, and the employee declines that offer, the employee will not be eligible to receive the severance benefits. A comparable position must:
     1. Provide comparable compensation at the same status (full-time or part-time).
     2.  Be located within 35 miles of the employee's current work location.

If my termination date is after January 1, 2007, will I still be entitled to a new year of vacation time (PTO) and will I be paid for it after my last day? As the Fidelity PTO policy will remain in effect through December 31, 2007, employees who leave Fidelity will be paid any unused time in accordance with that policy. Therefore, employees who terminate on or after their anniversary month will be paid all unused time in their PTO program at their current rate of pay. Employees whose last day worked is before their anniversary month and have been employed at least six months will be paid any unused time on a prorated schedule.


--------------------------------------------------------------------------------
Have a question? You can call the toll-free "What's on Your Mind" voicemail box at 866/405-0846 and leave a message with your question or email your question to CorpComm@NationalCity.com. We'll respond to questions of general interest in future issues of Transition News.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission
(SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Fidelity Bankshares, Inc., without charge, at the SEC's Web site, http://www.sec.gov, and the companies' respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 01-2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Fidelity Bankshares at 205 Datura Street, West Palm Beach, Florida 33401, Attention: Investor Relations, 561-803-9980.

The respective directors and executive officers of National City and Fidelity Bankshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Fidelity Bankshares directors and executive officers is available in its proxy statement filed with the SEC on March 24, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Fidelity Bankshares' stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City's and Fidelity Bankshares' results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National
City and Fidelity Bankshares filed with the SEC. Copies of these filings are available at no cost on the SEC's Web site, www.sec.gov, and on the companies' respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.
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                                                Fidelity Transition News, Page 7